Free Writing Prospectus

Filed Pursuant to Rule 433

Reg. Statement No. 333-173886

30 July, 2013

Barclays PLC 2013 Fixed Income Investor H1 2013 Results Call

Chris Lucas, Group Finance Director and Benoit de Vitry, Group Treasurer

Chris Lucas, Group Finance Director

Slide: H1 2013 performance highlight

Good afternoon and welcome to our Interim Results Fixed Income call. This is the second Fixed Income call that we’ve done, and given the feedback from February, we’ve decided to keep the format the same.

I’ll start by highlighting some key aspects of our results; I’ll then hand over to Benoit de Vitry, our Group Treasurer, who will talk about funding, liquidity and capital, as well as balance sheet and leverage; after that we’ll open it up for questions.

This call is designed to address issues affecting our debt holders, so we don’t plan to discuss the rights issue that we announced this morning.

Moving on to the results, you’ll have seen that we reported a solid performance this morning, demonstrating the ability of the business to generate earnings. Despite a challenging macroeconomic environment, income in our larger businesses remains resilient and we continue to maintain or strengthen our competitive positions. Impairment has continued to improve. This reflects both our conservative risk appetite and the quality of our risk management. Costs remain well controlled. Excluding Transform charges, we’ve reduced operating expenses, and our cost income ratio is moving well in the direction of our 2015 target.

Enhancing our financial strength remains a central focus, and we continue to make steady in progress adapting to the new regulatory environment. The plan we’ve announced this morning will further strengthen our capital and leverage position.

We’ve also made good progress with our Transform programme, which is designed to help us deliver our 2015 targets. Our financial performance should be viewed in light of the significant restructuring costs we’ve taken, especially in Europe RBB and the Investment Bank, as well as the macro-economic environment. We’ll be investing in the second half of the year in order to build long term competitive advantage. Both restructuring and investment are essential to achieving our targets, but this will impact our numbers in the intervening period.

We’ve also announced further provisions for PPI and interest rate hedging products this morning which we believe significantly reduces uncertainty about these issues.

That’s all I want to say on results. I’ll hand over now to Benoit to talk in more detail about Treasury topics.

Benoit de Vitry, Group Treasurer

Slide

Thank you Chris and good afternoon everyone. We continue to make progress on our goal of ensuring the Treasury function takes a holistic view of the needs of the Group and implements cohesive capital, balance sheet, funding and liquidity plans for the benefit of all stakeholders.

Before I address each topic in turn, I would like to explain how I see our today’s announced plan to meet the PRA leverage ratio request impacts Barclays debt holders.

Slide: Leverage ratios

We have been monitoring our adjusted gross leverage ratio for some time now and see leverage ratios, as a sensible cross check and backstop on risk weighted measures. As stated on the full year 2012 call, we are taking steps to reduce both volatility and overall leverage. We do so now with the request to meet the PRA leverage ratio of 3 per cent by June 2014.

While our estimated transitional CRD IV leverage ratio is 3.1 per cent, focus has now shifted towards our fully loaded CRD IV ratio. Assuming that all CRD IV capital and leverage adjustments were implemented overnight our fully loaded leverage ratio would have been 2.5 per cent at the end of June.

In calculating the PRA leverage ratio, we have applied PRA adjustments of £4.1 billion to our estimated fully loaded CRD IV CET1 capital. This adjustment has reduced from £8.6 billion used by the PRA in its review, principally by taking account of Conduct Provisions and a reduced impact of prudential valuation adjustments. This brings our PRA leverage ratio to 2.2 per cent at the end of June.

Slide: Leverage plan

Let me talk you through our plans to deliver a 3 per cent PRA leverage ratio by June 2014. I will focus on leverage as we are confident that we can deliver the PRA 7 per cent adjusted CET1 ratio target by the end of the year.

After careful consideration of the options, the Board has agreed on a Leverage Plan that balances the interests of all the company’s investors, customers and clients with the objective of meeting the PRA leverage ratio target by June 2014.

The PRA agreed Leverage Plan should be viewed as a positive for fixed income investors as it will bolster our capital and financial strength in absolute terms and relative to global banking peers.

The actions contained in the Leverage Plan are:

1.	Raise approximately £5.8 billion, net of expenses, through an underwritten rights issue, as announced today

2.	Reduce CRD IV leverage exposure by £65-80 billion to approximately £1.5 trillion through low execution risk management actions which have already been identified by the Board;

3.

Raise up to £2 billion of CRD IV qualifying additional Tier 1 securities, with a 7 per cent fully loaded CET1 trigger, as a part of our previously articulated migration towards our end-state capital structure

4.

Retention of earnings and other forms of capital accretion. As a result of the conduct provisions announced today, the Board believes that Barclays has further strengthened its ability to retain earnings and to generate capital organically going forward.

The Leverage Plan actions to reduce leverage exposure are not expected to have a material impact on our revenues or profit before tax as we plan to:

1.

Reduce Potential Future Exposure, or PFE, add-ons through improved application of existing legal netting agreements and further data quality enhancements, leading to an estimated £30 to 35 billion reduction

2.

Reduce Securities Financing Transactions, or SFT, leverage exposure under CRD IV by the application of collateral and enhanced trade and counterparty data, resulting in an estimated £20 to 25 billion reduction in the SFT component of the leverage exposure measure, and finally

3.	Reduce our liquidity pool by £15 to 20 billion.

These actions have significant effects on CRD IV leverage, but relatively little effect on risk weighted ratios, which is why they were a lower priority under the original plan.

Our plan means that we now have a dual focus on both risk-adjusted assets and leverage ratio constraints and we are confident that we can accommodate both into our plans. The execution of the Leverage Plan is expected to result in Barclays PRA Leverage Ratio being above 3 per cent by June 2014.

Notwithstanding the rights issue, we anticipate maintaining a dividend payout for the remainder of 2013 at the same level per share as that for 2012. While the precise path of future regulation remains subject to change, the Board expects that the combination of capital generation through retained earnings and the execution of the Leverage plan will result in significantly higher levels of capital by December 2015. Accordingly, subject to meeting applicable regulatory requirements, the Board expects to adopt a 40-50 per cent dividend payout policy from 2014.

Slide: Funding

Now I’d like to turn to Funding. During the full year 2012 Results call, I provided you with an indication of how we see our funding plans for the 2013-15 period and how a set of clear principles determine our approach to issuance.

Barclays continues to be well funded across the curve, in all major currencies. Our targets remain unchanged as we continue to maintain stable and diverse funding sources that are cost effective and positively contribute to Group performance targets. We indicated that the composition and structure of our funding will change to lower senior debt funding costs and meet the changing needs of the business. This will result in more stable and diverse sources of funding.

The group loan to deposit ratio improved to 102 per cent at the half year as we attracted customer deposits at a higher level than expected. As stated previously, we aim to manage this ratio to between 103 per cent and 107 per cent over time, which is materially lower than in the recent years, yet ensures that the investment bank is not funded by retail deposits. We may see this ratio move outside of this range from time to time as it is not always controllable, but you should consider the direction of travel as established.

While deposit inflows increased over the first six months, wholesale funding decreased to £217 billion, from £240 billion at the end of 2012. Excluding the impact of our liquidity pool, our outstanding wholesale funding has a weighted average maturity of 61 months. As previously stated we expect this to reduce slightly over the next two and a half years as we rebalance the behavioural duration of assets and liabilities and reduce our reliance on funding of maturity of less than one year.

Slide: Term funding plans

Reduced term issuance in the first half of the year and issuance plans to 2015 reflect our changing needs. The strong deposits inflows, the prefunding of 2013 requirements in 2012, partly through the utilisation of the Funding for Lending Scheme, and the continuous deleveraging of our balance sheet have meant that we have only issued publicly 1 billion dollars of T2 CoCo subordinated debt funding to date.

This was offset by 1 billion dollars of liability management, despite 11 billion pounds of maturities in H1 2013 and 7 billion pounds maturing in the remaining 6 months of the year.

Please note that the numbers reported in this slide are net of buy backs.

Slide: Liquidity risk management

Moving on to liquidity.

Funding requirements are clearly linked to our broadly defined liquidity risk appetite and regulatory liquidity metrics. At the half year 2013, our liquidity pool stood at £138 billion, and represented a decrease on full year 2012 of 12 billion pounds and on Q1 2013 of 3 billion pounds.

This decrease was principally driven by the right-sizing of the surplus we hold over our own liquidity risk appetite and regulatory requirements, in order to reduce carry cost and reflect lower market volatility.

As the slide demonstrates, H1 2013 results continue to show our relative and absolute strength both in terms of the size and high quality composition of the pool relative to regulatory standards.

As part of our plans to reduce leverage exposure to meet the PRA 3% leverage ratio, and subject to market conditions, we will continue to reduce the surplus we currently hold over regulatory standards, without altering our liquidity risk appetite. Therefore, we are now expecting our liquidity pool to be between 110 billion and 130 billion pounds, by December 2015.

At the half year 2013, our estimated Liquidity Coverage Ratio, or LCR, was 111 per cent, equivalent to a £14 billion surplus over 100 per cent and £40 billion over the FPCs suggested 80 per cent minimum by 2015. However, currently we plan to maintain at least a 100 per cent LCR as part of our on-going commitment to sustaining our financial strength.

At the half year, our Net Stable Funding Ratio, or NSFR, was estimated to be 105 per cent, compared to 104 per cent six months earlier.

We expect the composition of the liquidity pool to be further optimised to reduce its carry cost as we substitute cash held at central banks with highly rated Government bonds.

Overall, however, our approach to liquidity risk will remain very conservative and consistent with UK regulatory requirements.

Slide: Capital structure

Moving on to capital and capital structure

Our reported core tier 1 ratio at the end of June was 11.1 per cent, compared to 10.8 per cent at the end of 2012.

Adjusting for conduct charges, Barclays generated 1.5 billion pounds of capital from earnings, indicating the earnings generative strength of the franchise. The exercise of warrants increased our CT1 ratio by approximately 20 basis points in February.

On a transitional CRD IV basis, we estimate our CET1 ratio to be 10 per cent, and on a fully loaded basis 8.1 per cent, primarily as a consequence of the accelerated transitional impact of adjustments to capital, an increased PVA deduction and the impact of conduct charges.

The £5.8 billion rights issue announced this morning would translate into a 123 basis point increase in our estimated CRD IV ratios at end of June 2013

While the precise path of future regulation remains subject to uncertainty, the Board expects this ratio to increase during the second half of 2013, with an accelerated achievement of the target 10.5 per cent fully loaded CET1 ratio early in 2015.

In addition to the 10.5 per cent CET1 ratio target, we remain committed to building out our two per cent contingent capital bucket as previously communicated to the market, comprising one and a half per cent in Additional Tier 1 format and half a per cent in Tier 2 format.

The 4 billion dollars of T2 CoCos that we have raised to date complete the 50 basis points we targeted. As you know, these are linked to a published CT1 ratio trigger until CRD IV adoption in January 2014 and to a transitional CRD IV trigger thereafter.

Post rights issue, this would translate into buffers of 559 basis points, or 21.6 billion pounds equivalent, and 424 basis points, or 20.0 billion pounds, respectively, as at 30 June 2013.

We will continue with our plans to raise CRD IV compliant AT1 over the medium term, as originally envisaged, with the expectation that we will raise up to two billion pounds by June 2014, which will count towards the PRA leverage ratio.

Given the rights issue, our acceleration towards the 10.5 per cent fully loaded CET1 target and our projected path of continuing capital generation, it makes sense that the trigger for these securities is referenced to our 7 per cent fully loaded CET1 ratio.

Vanilla Tier 2 will continue to play an important role in maintaining our total capital and primary loss absorbing capital levels.

Our commitment remains to the transitioning of our capital structure to one which we consider efficient and compliant with regulatory requirements.

Slide: Regulation

Before I hand back to Chris, we have in the past couple of months seen a lot of regulatory commentary.

We welcome the progress as a means of reducing the uncertainty that issuers and investors have to deal with at this time.

Final outcomes for regulation and structural reform are still unclear but we have a number of scenarios that we plan for.

I propose that we address specific points in Q&A, but by way of general update.

We believe that neither the greater clarity regarding the Recovery and Resolution Directive, nor the UK banking reform bill, materially change how we are thinking about the implementation of structural reform in the UK or Europe.

We support Bail-in and single point of entry as a tool to improve resolvability of financial institutions in a stress situation, and continue to work with the authorities to help them achieve their goals in a way that minimises impacts for all our stakeholders.

On section 165 in the US, we continue to be fully engaged with regulators as we plan internally for the various options we believe are available to us, to meet the scope of eventual regulations, without materially impacting our business.

Slide: Summary

To briefly conclude, the announcements made today significantly move forward our capital plans, beyond those envisioned under Transform in February this year

But in all other important respects our approach to capital, liquidity and funding have not changed.

While we still have some way to go to address all of the regulatory issues that affect your decision making, I think today’s announcement about a stronger capitalised Barclays is positive news for fixed income investors.

Q&A

Thank you Benoit, with that I would like to open the call to questions

As a reminder, Benoit and I are joined here this afternoon with:

Steven Penketh, our Head of Capital and Term Funding Execution

Rupert Fowden, our Head of Capital and Leverage Management, and

Craig Goldband, our Head of Funding and Liquidity Management

Important Notice

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Information in this document in relation to the rights issue is not for publication, release or distribution, directly or indirectly, in whole or in part, in or into any jurisdiction in which it would be unlawful to do so. The distribution or release, directly or indirectly, of this document or information referred to herein other than in the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or any related documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.

This document is an advertisement and does not constitute a prospectus or a prospectus equivalent document and is for information purposes only and does not constitute or form part of any offer or invitation to sell, or an invitation to induce an offer or issue, or any solicitation of any offer to acquire any securities of Barclays, in any jurisdiction in which such an offer or solicitation is unlawful. You should not subscribe or purchase any securities except on the basis of the information in the prospectus, which is to be published in due course.

Notice to US investors and ADS holders. In the United States, the rights issue will be made pursuant to a U.S. prospectus that Barclays expects to file with the US Securities and Exchange Commission (the “SEC”) in September 2013. The U.S. prospectus will describe, among other things, how ADS holders will be able to participate in the rights issue. Barclays has filed a registration statement on Form F-3 (including a base prospectus) (Registration No. 333-173886) with the SEC relating to its ordinary shares and for the offering to which this document relates. Before you invest, you should read the base prospectus in that registration statement, as it may be amended from time to time, the U.S. prospectus (when it is filed) and other documents Barclays has filed, and will file, with the SEC for more complete information about Barclays and the rights issue. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by accessing Barclays website at www.barclays.com. Alternatively, copies of the base prospectus and, when available, the U.S. prospectus may be obtained by contacting Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone (888) 603-5847 or e-mail a request to barclaysprospectus@broadridge.com.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group’s (the “Group”) plans and its current goals and expectations relating to its future financial condition and performance.

Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may,” “will,” “seek,” “continue,” “aim,” “anticipate,” “target,” “expect,” “estimate,” “projected,” “intend,” “plan,” “goal,” “believe,” “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairments, charges, business strategy, capital ratios, leverage, payment of dividends, including dividend pay-out ratios, projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform programme, deleveraging actions (including the Leverage Plan), estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, U.K. domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued securities, volatility in capital markets, particularly as it may affect the timing and cost of planned capital raisings, the policies and actions of governmental and regulatory authorities (including, among others, requirements regarding capital and Group structures, regulatory approval for any dividend it proposes, and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (“IFRS”) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and prudential capital rules, the outcome of current and future legal proceedings, future levels of conduct provisions, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond the Group’s control. As a result of these uncertain events and circumstances, the Group’s actual future results, dividend payments and capital and leverage ratios may differ materially from the plans, goals and expectations set forth in such forward-looking statements. The list above is not exhaustive and there are other factors that may cause the Group’s actual results to differ materially from the forward-looking statements contained in this announcement. Additional risks and factors are identified in Barclays filings with the SEC, including in the Barclays PLC and Barclays Bank PLC Annual Report on Form 20-F for the fiscal year ended 31 December 2012, which is available on the SEC’s website at http://www.sec.gov. You are also advised to read carefully the additional risks and other factors that will be identified in the applicable U.K. prospectus and the applicable U.S. prospectus before making any investment decision in the rights issue.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital Authority, the Financial Conduct Authority, the London Stock Exchange plc (the “LSE”) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

Nothing in this document is intended, or is to be construed as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years will necessarily match or exceed the historical published earnings per Barclays share.

Certain non-IFRS measures

This document includes certain non-IFRS measures. These non-IFRS measures are important to understanding the background of, and rationale for, the rights issue as well as the Group’s capital and leverage position in light of the implementation of CRD IV and requirements of the Prudential Regulation Authority (“PRA”). The CRD IV-based measures have been calculated on the basis of the Group’s current interpretation of CRD IV. These regulatory measurements are not yet in force and are not yet required to be disclosed by the Group and, as such, represent non-IFRS measures. Measures presented on a “transitional” basis are calculated by taking into account the FSA’s statement on CRD IV transitional provisions in October 2012, assuming they were applied as at 30 June 2013. Measures presented on a “fully loaded” basis are calculated without applying CRD IV transitional provisions and assume that the phase-in of the transitional provisions is complete and all of CRD IV applied in the form that the Group currently expects it to apply. The final impact of CRD IV is dependent on technical standards to be finalised by the European Banking Authority and on the final UK implementation of the rules. The Group’s interpretation of CRD IV and the basis of the Group’s calculation of CRD IV-based measures may be different from those of other financial institutions. This document includes the following CRD IV-based metrics, which are described in more detail in the Group’s announcement (Barclays PLC Announces Leverage Plan) dated 30 July 2013. This document should also be read in conjunction with the Group’s 2013 Interim Results and Leverage Plan presentation dated 30 July 2013 (“Results and Leverage Plan Presentation”).

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CRD IV CET1 capital on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV CET1 capital to Core Tier 1 capital, which is calculated on the basis that currently applies to the Group under applicable regulatory requirements.

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CRD IV risk weighted assets (“RWAs”) on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV RWAs to RWAs as calculated on the basis that currently applies to the Group under applicable regulatory requirements.

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CRD IV CET1 ratio on a transitional and fully loaded basis, which represents CRD IV CET1 capital divided by CRD IV RWAs. See the “Estimated Impact of CRD IV– Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of the components of the CRD IV CET1 ratio to the respective components of Core Tier 1 ratio, as calculated on the basis that currently applies to the Group under applicable regulatory requirements.

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CRD IV leverage exposure on a fully loaded basis. CRD IV leverage exposure makes certain adjustments to Total assets under IFRS in accordance with the Group’s interpretation of CRD IV requirements. See the “Movements in CRD IV and PRA leverage ratios” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV leverage exposure to Total assets under IFRS.

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CRD IV leverage ratio on a fully loaded basis, which represents CRD IV CET1 capital divided by CRD IV leverage exposure. See the “Estimated Impact of CRD IV – Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV CET1 capital to Core Tier 1 capital, and see the “Movements in CRD IV and PRA leverage ratios” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV leverage exposure to Total assets.

With respect to the metrics reflecting the PRA adjustments – PRA-adjusted fully loaded CET1 capital and PRA leverage ratio – referred to in this document, these metrics apply the PRA adjustments to the Group’s fully loaded CRD IV CET1 capital and CRD IV leverage ratio, respectively. Reconciliations of the PRA-adjusted fully loaded CET1 capital to the Group’s CRD IV CET1 capital on a fully loaded basis and of the PRA leverage ratio to the Group’s CRD IV leverage ratio are shown in the table entitled “Movements in CRD IV and PRA leverage ratios” in the Results and Leverage Plan Presentation.

This document also includes certain non-IFRS measures in connection with the Group’s results for the half-year ended 30 June 2013. Barclays management believes that the non-IFRS measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures are described below. Quantitative reconciliations of these measures to the relevant IFRS measures are included in Exhibit 99.1 of the Group’s Form 6-K filed with the SEC on 30 July 2013 with respect to the Group’s half-year results, and such quantitative reconciliations are incorporated by reference into this document.

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Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (“PPI redress”); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); goodwill impairments; and gains and losses on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates have not been excluded from adjusted measures.

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Adjusted attributable profit represents adjusted profit/(loss) after tax less profit attributable to non-controlling interests. The comparable IFRS measure is profit attributable to equity holders of the parent.

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Adjusted income and total income/(expense) net of insurance claims on an adjusted basis represents total income/(expense) net of insurance claims excluding the impact of own credit and gains on debt buy-backs.

•	Adjusted operating expenses represents operating expenses excluding the provision for PPI redress, provision for interest rate hedging product redress and goodwill impairment.

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Adjusted return on average risk weighted assets represents adjusted profit after tax, divided by average risk weighted assets. The comparable IFRS measure is return on average risk weighted assets, which represents profit after tax divided by average risk weighted assets.

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Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets adjusted to allow for derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage.

Barclays management believes that disclosing a measure of balance sheet leverage provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of investors. The comparable IFRS measure is the ratio of total assets to total shareholders equity.

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Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) are calculated according to definitions and methodologies detailed in the standards provided by the Basel Committee on Banking Supervision. The original guidelines released in December 2010 (‘Basel III: International Framework for Liquidity Risk Measurement, Standards and Monitoring’, December 2010) were revised for the calculation of the LCR and NSFR ratio in January 2013 (‘Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools’, January 2013). The metrics are regulatory ratios that are not yet finalised in local regulations and, as such, represent non-IFRS measures. This definition and the methodologies used to calculate these metrics are subject to further revisions ahead of their respective implementation dates and our interpretation of these calculations may not be consistent with other financial institutions. As at 1 January 2015, institutions will be required to comply with a 60% LCR. This will increase gradually to 100% by 1 January 2018.